FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)
Suite 1920 – 1188 West Georgia Street
Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

March 21, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is March 21, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports multiple copper-gold porphyry targets have been identified at the
Cobrecon and Cobrecon Sur targets, in the Cordillera del Condor Project, northern Peru

Item 5.	Full Description of Material Change

The Issuer reports that receipt of additional Cobrecon soil sampling results from Minera Afrodita – the Issuer has a right to acquire 100% of Minera Afrodita. Preliminary mapping at Cobrecon confirms the presence of prospective (potassic) altered granodiorite, diorite and massive magnetite skarn underlying the target area. Copper (chalcopyrite) mineralization mapped at surface is coincident with potassic alteration of granodiorite and overlying sandstone.

In addition, sampling of soils and rocks is currently underway at the new Cobrecon Sur porphyry target as defined by its geophysical and geochemical signatures.

Initial field investigation has revealed a large area of quartz vein stockwork and associated copper (chalcopyrite) mineralization. Potassically altered diorites contain disseminated and vein chalcopyrite as well as trace bornite. Limited work to date at Cobrecon Sur has defined this alteration and mineralization over an area of 1 kilometre by 250 metres, which remains open. The overall trend of the stockwork zone and the dominant direction of veining are northwest, parallel to the geochemical and geophysical anomalies and to known productive mineralizing trends nearby in Ecuador.

Both Cobrecon and Cobrecon Sur are high priority drill targets. Surface sampling and mapping will continue to further define these targets ahead of near-term drill testing. Drilling is ongoing at Lucero with results from drillholes 019 to 022 pending.

Geophysical data followed-up with stream and then soil geochemical sampling, together with geological mapping, are the primary target-generation tools being used in the Cordillera del Condor. With belt-wide geophysical surveys (now complete), surface sampling and mapping will quickly define additional drill targets.

Cobrecon Porphyry Target

Intense magnetic highs adjacent to magnetic lows, are similar to magnetic anomalies known to be associated with skarn gold-copper mineralization at the Lucero prospect. At Cobrecon, the area of extreme magnetic variation is now covered by the soil sampling, and is coincident with anomalous copper, molybdenum and zinc values (Figure 1). Preliminary mapping has outlined a zone of massive magnetite over 300 metres wide and 800 metres long within altered volcanic sediments and tuffs. Anomalous gold appears to be associated with an overlying sedimentary package and is independent largely of the other metals.

Figure 1: Cobrecon Drill Target Maps. Preliminary results from an on-going program of ridge soil sampling; note the number of samples pending results.

Recently received soil sample results complete the soil data coverage over the Cobrecon anomalies. Copper ranges from 2 ppm to 1381ppm (0.14%) – highly anomalous by comparison with normal levels of copper in soil. Molybdenum, considered immobile and a reliable indicator of subsurface mineralization, ranges from <1 ppm to 43 ppm. Zinc, which is anomalous over the interpreted skarn, is depleted over the porphyry target, which is typical of productive porphyries in the region.

Preliminary mapping at Cobrecon confirms the presence of potassic altered granodiorite and sandstone, and massive magnetite skarn underlying the target area. Chalcopyrite mineralization mapped at surface is coincident with potassic alteration of granodiorite and indicative of porphyry mineralization.

Cobrecon Sur Porphyry Target

Additional soil sampling will be completed in the coming weeks along ridges to the south at Cobrecon Sur (Figure 2), where there is a broad magnetic low coincident with silt anomalies in copper, molybdenum, and zinc. Surface mapping has revealed a large area of quartz vein stockwork and associated chalcopyrite (copper) mineralization hosted by diorite and tonalite.

Figure 2: Regional View of Cobrecon and Cobrecon Sur - Airborne magnetic, gridded copper stream sediment anomalies and soil ridge anomalies.
The on-going program of ridge soil sampling aims to better define drill targets. Note - samples for which results have not yet been received are shown as black triangles. Red lines indicate sample traverses which are in progress.

Potassically altered diorites contain disseminated and vein chalcopyrite as well as trace bornite. Limited work to date at Cobrecon Sur has defined this alteration and mineralization over an area of 1 kilometre by 250 metres, which remains open. The overall trend of the stockwork zone and the dominant direction of veining is northwest, parallel to the geochemical and geophysical anomalies.

Figure 3: Quartz stockwork at Cobrecon Sur: This stockwork persists over at least 1km along the main northwest strike of the soil anomaly, and is at least 250 metres wide, with disseminated chalcopyrite extending beyond the veining.

Ongoing Work

During the soil and rock sampling at Cobrecon Sur, the next two regional targets will be silt and rock sampled. These are the T3 (magnetic low porphyry target) and T5 (sharp magnetic high skarn target).

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times. On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp's Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc's Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional 0.71 million ounces inferred contained ounces averaging 11.5 g/t gold). The technical information with respect to the above deposits was obtained through the respective companies' public disclosure documents available on SEDAR.

Qualified Person

John Drobe, P.Geo., the Issuer’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report. Mr. Drobe is not independent of the Issuer as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s future disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO
Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

April 13, 2011